Exhibit 3.3

CERTIFICATE OF DESIGNATIONS

of

NEW SPECIAL VOTING STOCK

of

NEWMONT MINING CORPORATION

(Pursuant to Section 151 of the
Delaware General Corporation Law)

_____________________

Newmont Mining Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that pursuant to authority conferred upon the Board of Directors by the provisions of the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”) on November 30, 2011:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation in accordance with the provisions of the Certificate of Incorporation of the Corporation, the Board of Directors hereby creates a series of Preferred Stock, par value $5.00 per share (the “Preferred Stock”) of the Corporation and hereby states the designation and number of shares and fixes the relative rights, preferences, and limitations thereof (in addition to the provisions set forth in the Certificate of Incorporation of the Corporation, which are applicable to the Preferred Stock of all classes and series), as follows:

Section 1       Authorized Number and Designation.  There is hereby created out of the authorized and unissued shares of Preferred Stock of the Corporation a series of Preferred Stock designated as “New Special Voting Stock” (the “New Special Voting Stock”).  The number of shares constituting the New Special Voting Stock shall be one (the “New Special Voting Share”).

Section 2       Dividends and Distributions.  The holder of the New Special Voting Share shall not be entitled to receive Corporation dividends.

Section 3      Voting Rights.   (a)  The holder of record of the New Special Voting Share shall vote together with the holders of the Common Stock, par value $1.60 per share, of the Corporation (the “Common Stock”), as a single class on all matters on which the holders of the Common Stock are entitled to vote.

            (b)      As contemplated by that certain Voting and Exchange Trust Agreement to be entered into by the Corporation, Newmont Mining Corporation of Canada Limited, a corporation incorporated under the laws of the Province of British Columbia, and Computershare Trust Company of Canada (the “Trustee”), as such agreement may be amended, modified or supplemented from time to time (the “Trust Agreement”), a copy of which will be provided to any stockholder of the Corporation without charge upon written request therefor delivered to the Corporation:

(i)            Without the consent of the holder of the New Special Voting Share, during the term of the Trust Agreement, the Corporation shall not, without the consent of the holders at the relevant time of the Exchangeable Shares (as defined in the Trust Agreement) given in accordance with the provisions attaching to the Exchangeable Shares, attached as Schedule 1 to Exhibit A to the Arrangement Agreement, dated as of October 31, 2011 by and between the Corporation and its affiliates parties thereto, (a copy of which will be provided to any stockholder of the Corporation without charge upon written request therefor delivered to the Corporation), issue any shares of its New Special Voting Stock in addition to the New Special Voting Share;

(ii)           The New Special Voting Share entitles the holder of record to a number of votes equal to the lesser of:

(1)   one vote per outstanding Exchangeable Share from time to time not owned by the Corporation and its affiliates, and

(2)   one vote for every ten votes attaching to the outstanding shares of Common Stock;

and for which the Trustee has received voting instructions from the Beneficiaries (as defined in the Trust Agreement).

Section 4  Liquidation Preference.  Upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the holder of the New Special Voting Share shall be entitled to receive out of the assets of the Corporation available for distribution to the stockholders, an amount equal to $0.001 before any distribution is made on the Common Stock or any other stock ranking junior to the New Special Voting Share as to distribution of assets upon liquidation, dissolution or winding-up.

Section 5      Ranking.   The New Special Voting Share shall, with respect to rights on liquidation, winding up and dissolution, rank (i) senior to the Common Stock of the Corporation, (ii) on parity with the other series of Preferred Stock, and (iii) junior to any other class or series of capital stock of the Corporation.

Section 6     Redemption.    The New Special Voting Share shall not be subject to redemption, except that at such time as no New Exchangeable Shares (other than New Exchangeable Shares owned by the Corporation and its affiliates) shall be outstanding, and no shares of stock, debt, options or other agreements which could give rise to the issuance of any New Exchangeable Shares to any person (other than the Corporation and its affiliates) shall exist, the New Special Voting Share shall automatically be redeemed, out of funds legally available therefor, for an amount equal to $0.001 due and payable upon such redemption.  Upon any such redemption of the New Special Voting Share by the Corporation, the New Special Voting Share shall be cancelled and retired, and from and after the retirement of the New Special Voting Share in accordance with Section 243 of the Delaware General Corporation Law, the New Special Voting Share shall not be reissued.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by a duly authorized officer this 13th day of December, 2011.

NEWMONT MINING CORPORATION

By: /s/ Logan Hennessey
Name:	Logan Hennessey
Title:	Assistant Secretary and Associate General Counsel